Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web: www.helixbiopharma.com

November 5, 2009
N E W S  R E L E A S E

HELIX BIOPHARMA CORP COMPLETES ENROLLMENT IN ITS
 PHASE II TRIAL OF TOPICAL INTERFERON ALPHA-2B IN
PATIENTS WITH ANO-GENITAL WARTS

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: HXBPF) announced today that its Phase II trial of Topical Interferon Alpha-2b for the treatment of ano-genital warts (AGW) has completed patient enrollment, with the required 120th patient randomized to enter the trial.

The double-blind and placebo-controlled Phase II trial is underway at multiple centers in Germany and Sweden.  Patients participating in the trial self-administer active treatment or control cream to the external ano-genital region twice-daily, for five consecutive days per week over a treatment period of eight weeks, with a follow-up visit at 16 weeks.  Only female subjects were enrolled in the trial in order to avoid inter-sex treatment variations.  The trial was designed to enroll 120 patients, whereby half were intended to receive Topical Interferon Alpha-2b and the other half a vehicle cream intended to serve as a placebo control.  The primary endpoint for the trial will be comparison of the proportion of patients with complete clearance of their baseline lesions during the eight week treatment period.

“This is an important milestone for Helix’s Topical Interferon alpha-2b clinical program,” said John Docherty, president and COO of Helix BioPharma.  “Our efforts to enhance the recruitment rate over recent months have been successful, and we now look forward to obtaining the results of this trial once all patient procedures and analyses are completed.”

Moving forward, based on the trial design and schedule, Helix expects patients to complete all study procedures by the early part of calendar 2010, followed thereafter by closing of the database, analysis of the results and final reporting in mid to late calendar 2010.

About Ano-Genital Warts

Ano-genital warts result from HPV infection of the external genitalia, and can manifest as outwardly visible growths of varying sizes and shapes in both men and women. Each year in the United States alone, there are over 750,000 new cases of ano-genital warts.  Treatment options today are limited by tolerability issues such as pain, irritation and swelling at the treatment site.  Treatments may include topical preparations, intralesional injection of interferon alpha-2b and surgically ablative procedures.   Helix believes that more effective and better tolerated treatments are needed.

About Topical Interferon Alpha-2b

Interferon Alpha-2b is an immune system modulator that is active against a variety of HPV-induced lesions. Interferon Alpha-2b is thought to function by triggering an antiviral response within infected cells, by activating certain intracellular enzymes  which cause degradation of viral RNA, and by mobilizing the body's natural immune system to destroy the infected cells. Interferon Alpha-2b has been widely used commercially as a treatment for ano-genital warts caused by HPV, but is not generally favored due to the fact that conventional administration requires painful intralesional injection by a medical professional.  Furthermore, intralesional injection is restricted to visible lesion administration, while HPV infection is often characterized by both visible and non-visible (i.e.sub-clinical) lesions.  Helix's Topical Interferon Alpha-2b utilizes the Company’s proprietary BiphasixTM drug delivery technology, and is expected to offer a safe, discreet, self-administered, pain-free therapy that can be broadly applied across the entire affected tissue area. Helix anticipates that this will prove highly advantageous not only from a patient compliance perspective by offering a superior tolerability profile, but also from an efficacy standpoint.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX under the symbol “HBP”.

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains certain forward-looking statements and forward-looking information, within the meaning of applicable securities laws, regarding the Company’s planned Phase II trial (the “AGW trial”) of Topical Interferon Alpha-2b for the treatment of ano-genital warts (AGW), its expected timing of completion of patient study procedures and of final reporting, and other matters.  Forward-looking statements and information can be identified by the use of forward-looking terminology such as “will be”, “looking forward”, “expected”, “anticipates”, “2010”,  or variations thereon, or comparable terminology referring to future events or results. Although Helix believes that the expectations reflected in such forward-looking statements and information are reasonable, such statements and information involve risks and uncertainties, and undue reliance should not be placed on such statements and information. Certain material factors or assumptions are applied in making forward-looking statements and providing forward-looking information, including, but not limited to, completion of all AGW trial activities in accordance with the trial design and schedule.   Important risk factors and uncertainties that could cause actual results to differ materially from these forward-looking statements and information include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all and which if not obtained will have a material adverse impact on the Company and its ability to continue, or if not obtained in a timely manner, may result in the Company’s having to discontinue or delay one or more of its product development programs, including the AGW trial; uncertainty whether Topical Interferon Alpha-2b will be successfully developed and commercialized as a drug for the treatment of AGW or at all; uncertainty whether any of the timelines mentioned in this press release will be achieved; Helix’s dependence on its third party service providers, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones; the risk that the AGW trial may fail to meet expectations and that further development of the drug candidate may be discontinued for the AGW indication; the need for additional clinical trials, if the AGW trial does meet expectations, to continue the development of the drug candidate, the occurrence and success of which cannot be assured; product liability and insurance risks; research and development risks, including the possibility that further challenges may arise in connection with the scale-up manufacturing of Topical Interferon Alpha-2b; the risk of obtaining negative findings or factors that may become apparent during the course of research or development, including during the course of the AGW trial, which may result in the discontinuation or delay of the research or development projects; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks, including without limitation, the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued, that patent applications may not result in issued patents, that issued patents may be circumvented or struck down, and the risk of potential claims of infringement by the Company of third party intellectual property rights; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s product; the risk that the Company’s supplier of interferon alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which would have a negative effect on the further development of the drug candidate and on the Company; and the risk of changes in business strategy or development plans. Certain of these risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest MD&A, Form20-F and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. SEC from time to time at www.sedar.com and www.sec.gov/edgar.shtml, respectively. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

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